FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                        For the month of november, 2003




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 HABOSEM STREET, KIRYAT MINRAV, ASHDOD, ISRAEL 77610
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     This Form 6-K consists of a copy of the Proxy Statement (Exhibit 99.1) and a copy of the Proxy Card (Exhibit 99.2) that is being distributed to the shareholders of Healthcare Technologies Ltd., an Israeli corporation (the "Company"), in connection with the Company's Year 2003 Annual General Meeting of Shareholders, which has been schedule for December 18, 2003.





                                                   EXHIBIT LIST
NO.

99.1                                Proxy Statement

99.2                                Proxy Card

                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                HEALTHCARE TECHNOLOGIES LTD.
                                                (Registrant)


                                                By: /S/ Daniel Kropf
                                                --------------------
                                                Daniel Kropf
                                                Chairman of the Board


Dated:   November 21, 2003

                                                                    EXHIBIT 99.1

                          HEALTHCARE TECHNOLOGIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on December 18, 2003, at 10:30 AM Israeli time, the Annual General Meeting of Shareholders (the "Meeting") of Healthcare Technologies Ltd. (the "Company" or "Healthcare") will be held at the offices of the Company's subsidiary, GAMIDOR DIAGNOSTICS (1984) LTD, at 32 HaShaham Street, Petach Tikva 49170, Israel.

ON THE AGENDA:

     1. Election of two Class C Directors and two Class A Directors, to serve as such pursuant to the Company's Articles of Association.

     2. Election of Mr. Elan Penn to serve as a new External Director to the Company pursuant to the Israeli Company Law, 1999.

     3. Approval of the terms of Mr. Moshe Reuveni's compensation as the Company's Chief Executive Officer.

     4. Approval of granting of options to Mr. Moshe Reuveni, the Company's Chief Executive Officer and a member of the Board of Directors, to acquire 100,000 ordinary shares of the Company.

     5. Presentation of Financial Statements, Auditors' and Directors' reports for the fiscal year 2002.

     6 Approval of the re-appointment of Kost, Forer & Gabbay, as the Company's Auditors until the next annual general meeting of the Company's shareholders, and authorization of the Company's Board of Directors to determine the Auditors' remuneration.

     7. Approval of adoption of an amendment to the Company's Articles of Association regarding indemnification of Directors and Office Holders.

     8. Approval of a proposal to provide Office Holder liability insurance to Office Holders of the Company pursuant to the provisions of Israeli Law and the Company's Articles of Association.

     9. The transaction of such other business as may properly come before the Meeting.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope

     If, within half an hour from the time appointed for holding the Meeting, a quorum (consisting of two or more shareholders holding at least one third of the total voting rights in the Company) is not present, in person or by proxy, the Meeting shall be adjourned to December 25, 2003, at the same time and place, or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

     Shareholders of record at the close of business on November 18, 2003 (the "Record Date") are entitled to notice of and to participate in and vote at the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2002, together with the report of the auditors thereon are attached hereto. In accordance with Israeli law, copies of such financial statements are also available for review by shareholders, upon request of the Company, on each business day during the period from November 11 - December 18, 2003 between the hours 10:00 AM and 2:00 PM at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd, at 32 HaShaham Street, Petach Tikva 49170, Israel.

By order of the Board of Directors

Daniel Kropf
Chairman of the Board of Directors

November 18, 2003

                          HEALTHCARE TECHNOLOGIES LTD.

                          _____________________________

                                 PROXY STATEMENT
                         ______________________________

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 18, 2003


This Proxy Statement is being furnished to shareholders of Healthcare Technologies Ltd., an Israeli company ("Healthcare" or the "Company"), in connection with the solicitation of proxies by the board of directors of Healthcare, for use at the Annual General Meeting of the Company's Shareholders to be held on December 18, 2003, and any adjournment thereof (the "Meeting"). This Proxy Statement and the accompanying form of proxy are being mailed to shareholders of Healthcare on or about November 20, 2003.

The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such Reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such Reports and other information filed with the Commission are also available for public review at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd, at 32 HaShaham Street, Petach Tikva 49170, Israel. The Company's Ordinary Shares are listed on the NASDAQ Small Cap Market.

As a "foreign private issuer," the Company is exempt from certain rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations.

The Company's officers, directors and principal shareholders are currently exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Ordinary Shares.

PURPOSE OF THE SHAREHOLDERS ANNUAL GENERAL MEETING

GENERAL

At the Meeting, Healthcare shareholders will be asked to consider and vote upon the following matters:

     1. Election of two Class C Directors and two Class A Directors, to serve as such pursuant to the Company's Articles of Association.

     2. Election of Mr. Elan Penn to serve as a new External Director to the Company pursuant to the Israeli Company Law, 1999.

     3. Approval of the terms of Mr. Moshe Reuveni's compensation as the Company's Chief Executive Officer.

     4. Approval of granting of options to Mr. Moshe Reuveni, the Company's Chief Executive Officer and member of the board of directors, to acquire 100,000 ordinary shares of the Company

     5. Presentation of Financial Statements, Auditors' and Directors' reports for the fiscal year 2002.

     6. Approval of the re-appointment of Kost, Forer & Gabbay, as the Company's Auditors until the next annual general meeting of the Company's shareholders, and authorization of the Company's Board of Directors to determine the Auditors' remuneration.

     7. Approval of adoption of an amendment to the Company's Articles of Association regarding indemnification and insurance of Office Holders.

     8. Approval of a proposal to provide Officer Holder liability insurance to Office Holders of the Company pursuant to the provisions of Israeli Law and the Company's Articles of Association.


VOTING

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, he can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issue share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

TIME, DATE AND PLACE

The Meeting will be held on December 18, 2003, at 10:30 AM Israeli time, at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd, at 32 HaShaham Street, Petach Tikva 49170, Israel (Telephone 972 3 9229015).

RECORD DATE; SHARES ENTITLED TO VOTE

Holders of record of Healthcare shares at the close of business on November 18, 2003 (the "RECORD DATE") are entitled to notice of and to participate in and vote at the Meeting (the "ENTITLED VOTING RIGHTS").

At the close of business on November 1, 2003, 7,643,727 Ordinary Shares, NIS
0.04 Nominal Value each, of Healthcare were issued and outstanding. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

One third of the total voting rights in the Company constitutes the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to December 25, 2003, at the same time and place, or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.


VOTE REQUIRED

The resolution on each of proposal No. 2, 7 and 8 on the agenda (election of new External Director, adoption of amendment to the Company's Articles of Association and approval of a proposal to provide Office Holder liability insurance) shall be deemed adopted if approved by the holders of a majority of the Entitled Voting Rights in the Company represented at the Meeting, in person or by proxy, and voting thereon, provided that either (i) with respect to proposal 2 only, such majority includes at least one-third of the Shareholders participating and voting thereon that are not Controlling Shareholders and, with respect to proposals 7 and 8 only, that such majority includes at least one-third of the Shareholders participating and voting thereon who have no Personal Interest (as such capitalized terms are defined in the Israeli Companies Law, 1999) in the approval of such proposal or (ii) with respect to each of proposals 2, 7 and 8 severally, that the votes against each such proposal constitute less than 1% of the total outstanding shares of the Company ("SPECIAL MAJORITY"). The other resolutions on the agenda (proposals No. 1, 3, 4, 5, 6) shall be deemed adopted if approved by the holders of a majority of the Entitled Voting Rights in the Company represented at the Meeting, in person or by proxy, and voting thereon.

In addition, pursuant to Section 276 of the Israeli Companies Law, 1999 (the "COMPANIES LAW"), the disclosure by a shareholder of his/her/its interest in the transactions described in proposal 7and 8, constitutes a condition precedent for taking into account the vote of such shareholder in connection with such resolution.

The term "PERSONAL INTEREST" is defined in the Companies Law as follows: "The personal interest of a person in an action or a transaction of the company, including the personal interest of his family member and of another corporation in which he or his family member are Interested Parties, with the exception of a personal interest resulting from the mere holding of shares of the company". The term "INTERESTED PARTIES" is defined in the Companies Law as follows: "The holder of 5% or more of the issued share capital of the company or of its voting rights, anyone having the authority to nominate one director or more or the general manager, and anyone serving as a director or a general manager of the company".

For purposes of this Proxy Statement, unless any shareholder of the Company indicates otherwise in the proxy card attached hereto, such shareholder shall be deemed to have given notice indicating that such shareholder has no Personal Interest (as defined in the Companies Law) in the approval of Proposals 7 and 8.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of November 1, 2003, all shareholders known to the Company to own beneficially more than 5% of the Company's Ordinary Shares. As of November 1, 2003, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares of the Company, other than as detailed below:

                                 Number of          Percentage of all Ordinary
                                 Ordinary           Shares
NAME AND ADDRESS                 SHARES NIS 0.04    NIS 0.04 OWNED OUTSTANDING
                                                    (1)
Gamida For Life B.V.(2)(3)(4)    5,013,576          65.6%
Marten Meesweg 51
3068 AV., Rotterdam,
 Netherlands


----------
     (1) Based on 7,643,727 ordinary shares NIS 0.04 outstanding on November 1, 2003.

     (2) (3) Gamida For Life BV now based in Amsterdam is the principal holding company of the Gamida group (which engages in the research, development, production and distribution of products and services for health care in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria.). Most of Gamida's holdings in the company (78%) are held by the Trust Company of United Mizrachi Bank as security for a loan advanced to Gamida by the Bank. In general the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares.

     (3) Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors is the controlling shareholder of the parent company of Gamida For Life BV.


COMPENSATION OF DIRECTORS AND OFFICERS

COMPENSATION OF NON-EXECUTIVE DIRECTORS

The Company's executive directors are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $4,000 per person in 2002 on account of all services as directors, including participation in board and audit committee proceedings. The Company's non-executive directors for the year of 2002 were Mrs. Varda Rotter and Messrs. Rolando Eisen, Eliezer Helfan, Eithan Rubinstein and Hillel Dudai.

FISCAL 2002 COMPENSATION

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2002 fiscal year and in respect of such year was approximately $1,035,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors, amounts expended by the Company for automobiles made available to its officers (excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance).

SECURITY OWNERSHIP OF MANAGEMENT:

As of November 1, 2003, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida).


The following table sets forth, as of November 1, 2003, the number of options to acquire ordinary shares of the Company and/or its subsidiaries, owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:



NAME                      NO. OPTIONS                        EXERCISE PRICE        TERMINATION DATE


Yacob Ofer                62,500 Granted on May '97.                $1.75          the date on which he
                                                                                   ceases to serve on the
                                                                                   Company's board of
                                                                                   directors and/or the
                                                                                   board of the Company's
                                                                                   subsidiaries  *

Eliezer Helfan            20,000 (granted under the 2000            $1.00          January 2005**
                          Plan)


Ethan Rubinstein          10,000 (granted under the 2000            $1.00          January 2005**
                          Plan)




Luli Gurevich             30,000  (granted under the 2000           $1.00          The date on which he
                          Plan)                                                    ceases to serve as Danyel
                                                                                   Biotech's Chief Executive
                                                                                   Officer

Eran Rotem                100,000  (granted under the               $0.38          180 days after ceasing to
                          amended -2000 Plan-ISOP)                                 work for the Company.


*    all options are vested.

** subject to a three year vesting schedule: 1/3 on each of March 1, 2001, 2002 and 2003.


In July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 PLAN") adopted by the Company's Board of Directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company are reserved for issuance under the 2000 Plan subject to certain adjustment. The 2000 Plan is administered by the Board of Directors or may be administered by an Option Committee. The Company's Board of Directors have further appointed the members of the Company's Audit Committee to also serve as the Company's Share Option Committee.

On August 28, 2003 the Board of Directors approved an amendment to the 2000 Plan ("ISOP"), which implements changes with regards the 2002 Israeli Tax Reform -"2002 Reform". Compliance with the 2002 Reform ensures lower tax liability to optionees. An aggregate of 377,500 Ordinary Shares of the Company ,which were reserved from the 2000 plan, are reserved for issuance under the ISOP subject to certain adjustment. The ISOP Plan is administered by the Board of Directors or may be administered by an Option Committee.

In connection with the execution of the initial employment agreement of Mr. Eran Rotem, the Company's Chief Financial Officer, the Board of Directors approved a grant of options to purchase 100,000 Ordinary shares of the Company, NIS 0.04 nominal value each at an exercise price of US D $0.38 subject to 5 year vesting schedule commencing from May 20th, 2002, and 20% of each of 2003, 2004, 2005, 2006, 2007.

The Audit Committee and the Board of Directors approved a grant of options to Mr. Moshe Reuveni to purchase 100,000 Ordinary shares of the Company, NIS 0.04 nominal value each at an exercise price of USD $0.35, subject to 4 year vesting schedule of 25% each year commencing fromFebruary 1, 2003. The execution of issuance of such options is subject to approval of the Company's shareholders and the execution of an agreement between the Company and Mr. Reuveni. For more details see item 3-"Terms of Mr. Moshe Reuveni's employment terms".

INTERESTS IN CERTAIN TRANSACTIONS

The following is a description of certain transactions between the Company, its affiliates, its officers, its subsidiaries, and other matters. The management of the Company believes that the related party transactions described hereinafter (other than transactions between the Company and its wholly owned subsidiaries or among the subsidiaries) has been at least as favorable to the Company as it could have negotiated with unrelated third parties.

ARRANGEMENTS WITH OFFICERS AND DIRECTORS

YACOB OFER

The Company and Mr. Yacob Ofer, a member of the Company's board of directors and until January 2000 the Company's President and Chief Executive Officer, were parties to an employment agreement dated December 30, 1997 (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Ofer served as President and Chief Executive Officer of the Company. The Employment Agreement was terminated effective as of January 2000. With effect from January 2001, Mr. Ofer serves as the Chief Executive Officer of the Gamidor Group in consideration of a fixed fee with customary social benefits.


PROFESSOR ETHAN RUBINSTEIN

Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

ISRAEL AMIR

Mr. Amir serves as a director of the Company. He receives approximately $ 5,000 (plus value added tax) per month from the Company as consultancy fees, According to Mr. Amir's arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) the actual payment of the bonus shall be contingent upon approval by the Company's board of directors, and if Mr. Amir is serving as a director at such time, by he audit committee and the Company's shareholders also.

SERVICES ARRANGEMENTS

GAMIDA: Following approval by the Company's Board of Directors and Audit Committee in November 1999 and March 2000, the Company's shareholders approved the payment of annual services fees equal to the lower of (i) an aggregate of one hundred and twenty thousand US dollars ($120,000) or (ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "Fees") to Gamida For Life (Israel) Ltd. for the services of Mr. Daniel Kropf, as active chairman of the Company's board of directors. The Fees are payable on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees shall be mutually terminable upon ninety (90) days prior written notice by either the Company or Gamida. The Fees are paid in respect of Mr. Kropf's services commencing as of October 1, 1999. The fees for the period from October 1999 and until November 2003 have been determined at $10,000 per month, based on (i) an aggregate of one hundred and twenty thousand US dollars ($120,000).

Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book- keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company in 2002 received payment amounting to an annual sum of $149,000 from the Gamida Group for such services.


MR. GARETH KEENE: Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2002, Mr. Keene provided such legal services at a cost amounting to approximately $52,000.


SAVYON TRANSACTION

On December 31, 2002, the Company and Savyon Diagnostics ("Savyon") entered into an agreement with Dr. Martin Lee, to establish Savyon Diagnostic Products (2003) Ltd. or "Savyon 2003", a newly organized Israeli company, which was established to acquire Savyon Diagnostics' clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

The Company and Dr. Lee respectively own fifty percent of Savyon 2003 Each of them has the right to appoint three members of the board of directors of this company. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board.

The purchase price is payable as follows: $770,000 was paid on January 1, 2003, $430,000 was paid on April 15, 2003 and the remaining $700,000 is being paid in 35 monthly installments of $20,000 each.

The purchase agreement provides for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to the shares of the new company. The agreement also provides that the new company will provide certain manufacturing services to the Company.

Dr. Lee was a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory, with almost 300 employees and doing business in over 30 countries. Dr. Lee has Ph.D. in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals

FINANCING ARRANGEMENTS

On October 24, 2001, the board of directors authorized the issuance of 2,000,000 Ordinary Shares, nominal value NIS 0.04 each, to Gamida For Life B.V., at a purchase price of $0.79 per Share, following approval of the shareholders' general meeting of October 21, 2001. During 2003, All of the Shares issued to Gamida have been registered for trading on the NASDAQ under an F-3 registration form.

PROCOGNIA FINANCING

In April 2002, Procognia Israel (formerly known as Glycodata) secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing was used to repay further such shareholders' loans.

For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., acquired 100% ownership of Procognia (Israel), in consideration for which we, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for our Procognia (Israel) shares, while the subsequent investors received preferred shares caring certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia owning in the aggregate approximately 37% of Procognia's share As a result of this transaction, we recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

On January 15, 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than us. Following the completion of these transactions, our ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. We have the right to nominate one of Procognia's seven directors.

LEASE ARRANGEMENTS

The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in Ashdod, Petach-Tikva and Rehovot in Israel. The Ashdod facilities are held by Savyon under the terms of a five-year lease which commenced on October 1, 1993 and has been extended for an additional periods of five years and of one year ended on July 31, 2004, pursuant to which Savyon is leasing approximately 1,600 square meters of space at an annual rental of approximately $144,000 linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $120,000. These facilities, are used by Savyon for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth. The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future

Until July 31,2003, Procognia (Israel) sub-leased approximately 934 square meters of floor space in the Ashdod facilities from Savyon in accordance with its particular needs and is charged at the rate of $17 per square meter, inclusive of rent, electricity, municipal taxes, water and maintenance charges. Commencing August 1, 2003 Procognia (Israel) is leasing 1,196 square meters from MINRAV Ltd.

As of January 1, 2002, Healthcare is renting approximately 86 square meters of office space located in Petach Tikva from Gamida for Life (Israel) Ltd. ("GAMIDA ISRAEL"), a company controlled by Gamida, for an annual rental of approximately $19,000, linked to the Israeli consumer price index, which includes rent and parking charges.

The Gamidor Group's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 244 square meters of space for an annual rental of approximately $55,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group leases warehousing in Petach Tikva of approximately 300 square meters for an annual rental of approximately $27,000 for a period of 3 years from October 2000. Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental of approximately $31,000 (linked to the Israeli consumer price index) for a period of five years, commencing June 1, 2000. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental of approximately $21,000 for a period of three years, commencing July 1, 2000.

ACQUISITION OF GAMIDAGEN

In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen in exchange for the issuance to the GamidaGen shareholders of an aggregate of 1,000,000 ordinary shares (representing approximately 18% of the Company's issued and outstanding share capital following such issuance), of which 500,000 were to be held in escrow for a period of one year from the date of the transaction to secure certain indemnity undertakings of the GamidaGen shareholders. In addition, GamidaGen's shareholders waived all claims against GamidaGen (other than with respect to one of the shareholders' employment agreement with GamidaGen, and with respect to a guarantee of up to $275,000 of GamidaGen's debts towards an Israeli commercial bank provided by DMI Investments B.V., which was exercised during the year 2002.) Savyon waived GamidaGen's debts in respect of services and rent aggregating approximately $300,000. GamidaGen's aggregate outstanding debt to third parties (including banks) as of the date of the transaction was approximately $0.7 million, of which approximately $130,000 constituted debts to Gamida in respect of certain management and other services rendered.

The agreement also provided for the registration under the Securities Act of 1933 of the ordinary shares issued to the GamidaGen shareholders which registration was completed in August 2003.

The major shareholder of GamidaGen was Gamida, which owned 88% of GamidaGen's issued and outstanding share capital (including 15% that Gamida acquired for $320,000 from certain other shareholders of GamidaGen following the execution of the acquisition agreement with the Company). The remaining 12% of GamidaGen was owned by shareholders who were unaffiliated with the Company's shareholders. In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Savyon, in consideration for $750,000. Such transfer was effected primarily in order to facilitate a focused management structure and control.


SELLING STOCKHOLDER REGISTRATION


On August 19,2003, the Company completed the registration of 4,111,612 ordinary shares for sale by various stockholders, including Gamida, pursuant to the filing of a registration statement on Form F-3 (File No. 333-99601) with the U.S. Securities and Exchange Commission.

FOR ADDITIONAL INFORMATION REGARDING RELATED PARTY TRANSACTIONS SEE THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.


THE ISSUES ON THE AGENDA

I. PROPOSAL NO. 1 - ELECTION OF TWO CLASS C DIRECTORS AND TWO CLASS A DIRECTORS, TO SERVE AS SUCH PURSUANT TO THE COMPANY'S ARTICLES OF ASSOCIATION.

Currently, the directors of the Company, and the classes in which they serve are as follows:


Name                            Age          Position with the Company
----                            ---          -------------------------
Daniel Kropf                    55           Chairman of the Board of Directors and Director
                                             (Class D)
Moshe Reuveni                   47           Chief Executive Officer and Director (Class A)
Yacob Ofer                      54           Director (Class D)
Rolando Eisen                   61           Director (Class C)
Eliezer Helfan                  59           Director (Class C)
Israel Amir                     61           Director (Class B)
Ethan Rubinstein                61           Director (Class A)
Varda Rotter                    56           External Director

The Company's Articles of Association, as amended, provide for a Board of Directors consisting, in addition to the External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law, 1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two Directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in the year 1999, Class B directors were to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM to convene in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM to convene in the year 2002.

At each AGM as of and following the AGM convened for the year 1999, the successors to the class of Directors whose term expired at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose term of office has expired may be re-elected.

In light of the aforementioned, at the Meeting, the incumbent Class C Directors, Messrs. Rolando Eisen and Eliezer Helfan nominees of the Company's Board of Directors for re-election as a Class C Directors and the incumbent Class A Directors, Messrs. Ethan Rubinstein and Moshe Reuveni, nominees of the Company's Board of Directors for re-election as Class A Directors will be presented to the shareholders for re-election, to serve as Class C Directors and Class A Directors respectively, pursuant to the provisions of the Company's Articles of Association.

Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration Ltd. since 1991, Elite Industries Ltd. since July 1997 (as an external director), Merhav Ltd. since August 1999 and I.D.B. Holdings Ltd. since December 2000 (as an external director). Mr. Eisen has been since 1995 a General Partner in the Philadelphia Israel Fund. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/ or business activities. In May 2000, Mr. Eisen founded Green Market a grocery chain specializing in home delivery of high quality fresh products and continues to serve as chairman of the board of Green Market. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

Mr. Eliezer Helfan has served as a director of the Company since March 1998. Mr. Helfan does not serve as a director in any other public company. Mr. Helfan received his LL.B. in Jurisprudence from the Hebrew University, Jerusalem, has been a member of the Israeli Bar since 1967 and has been practicing law in Israel since 1969.

Professor Ethan Rubinstein has served as a Director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Professor Rubinstein has also served as a director in Careline Ltd. from January 1990 until December 1995 and currently serves as a member of the board of Agis Ltd. (Israel) and of Meditor Ltd. Professor Rubinstein received his M.D. in Medicine from Basel University in Switzerland, and his LL.B. in Jurisprudence from Tel-Aviv University, Israel.

Mr. Moshe Reuveni currently serves as Chief executive Officer of the Company and General Manager of Gamida Medequip Ltd. (a company of the Gamida group) for more details see proposal No. 3.


In light of the aforementioned, it is proposed that the following resolution be adopted:

"Messrs. Moshe Reuveni and Ethan Rubinstein are hereby elected as Class A Directors and Messrs. Ronaldo Eisen and Eliezer Helfan are hereby elected as Class C Directors, each to serve in his respective office subject to the provisions of the Company's Articles of Association."


II   PROPOSAL NO. 2- ELECTION OF EXTERNAL DIRECTOR

Pursuant to the Israeli Companies Law, 1999, Israeli companies whose securities are publicly held, are required to appoint at least two External Directors nominated at a General Meeting of Shareholders by a majority of the votes represented at the shareholders meeting called for such nomination, in person or by proxy, and voting thereon, provided that either (i) such majority includes at least one-third of the shareholders participating and voting thereon that are not Controlling Shareholders ('Control' defined in the Israeli Companies Law as the ability to direct the activity of a company, with the exception of the ability resulting solely from serving as a director or other office in a company) or (ii) that the votes against such resolution constitute less than 1% of the total outstanding shares of the company. Such companies whose securities are listed for trade on stock exchanges outside of Israel may, by resolution of the board of directors (without shareholder approval), deem a director who has been serving on such company's board of directors prior to February 2000 to be an External Director provided that such director qualifies under certain requirements of the Companies Law.

The Companies Law details certain standards for the independence of External Directors. These directors must be residents of Israel (not applicable to Israeli companies traded abroad) and unaffiliated with the company on whose board they serve and such company's principals. They are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company.

The law imposes an obligation on these directors to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct.

An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Companies Law, any committee of the board of directors must include at least one External Director, and the audit committee must include all of the External Directors.

Approval by the audit committee and/or the board of directors (and in certain cases also shareholder approval) is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest,
(ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) indemnification and/ or insurance of Office Holders, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company).

Mr. Dudai served for approximately three years and resigned from the Company's board and audit committee effective May 27, 2003 for personal reasons. The Company's Board of Directors approved Mr. Elan Penn as its nominee for an External Director in place of Mr. Dudai.

Since 2002 Mr. Penn has owned and managed a private publisher (Penn Publishing Ltd.). Prior to that Mr. Penn was V.P. Finance of A.I- Research & Development of Artificial Intelligence Ltd. From 1998 to 2000 Mr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the TASE-Tel-Aviv Stock Exchange), Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies part of the Formula Systems Ltd. group. From 1987 to 2000 Mr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both part of the Formula Systems Ltd. group of companies. Member of the Board of Directors of Mashov Computers Ltd., Walla Communications Ltd., as well as several international subsidiaries of the Mashov Computers Ltd. group of companies.
Mr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and read Economics at the Hebrew University of Jerusalem.

Mr. Penn- has the relevant experience in order to serve as the Audit's Committee "Financial Expert" as required on Section 407 of the Sarbanes-Oxley Act of 2002.

In light of the aforementioned, it is proposed that the following resolution be adopted:

"-Mr. Elan Penn is hereby elected as External Director of the Company pursuant to the Israeli Company law, 1999".



III PROPOSAL NO. 3 - APPROVAL OF THE TERMS OF MR. MOSHE REUVENI'S COMPENSATION AS THE COMPANY'S CHIEF EXECUTIVE OFFICER.

Pursuant to the Israeli Companies Law, 1999, the Chairman of the board of director is allowed to serve as the Chief Executive Officer (CEO) of the company for a limit period of 3 years. Mr. Daniel Kropf, had served as both the Company's CEO and chairman for a period of three years ending January 1, 2003. At the board meeting held on March 2003, the board of directors and the audit committee of the Company unanimously resolved, to appointment of Mr. Reuveni as the Company's CEO affective as of January 1, 2003.

Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the Company's subsidiaries: Savyon, Gamida-Gen Marketing, Gamidor Diagnostics and Danyel Biotech. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.


The terms of Mr. Reuveni's employment as the Company's chief executive officer were approved by the Company's Board of Directors and Audit Committee, subject to the approval of the Company's shareholders. According to these terms, the Company will pay Mr. Reuveni a monthly fee of $5,000 with effect as of January 2003 for his services as Chief executive officer.

In light of the aforementioned, it is proposed that the following resolution be adopted:

"-To approve payment by the Company of salary to Mr. Moshe Reuveni for his service as CEO, with total cost of $5,000 per month, effective as of January 1, 2003".

IV PROPOSAL NO. 4 - GRANTING OF OPTIONS TO PURCHASE ORDINARY SHARES TO THE COMPANY'S CEO MR. MOSHE REUVENI.

The Company's 2000 Plan was approved by the Audit Committee and General Share Holder's Meeting in July 2000. On August 28, 2003 the Board of Directors approved an amendment to the 2000 Plan (ISOP), which implements changes with regards the 2002 Israeli Tax Reform "2002 Reform" (as detailed above under "Security Ownership of Management").

The Audit Committee and the Board of Directors approved a grant of options to Mr. Moshe Reuveni to purchase 100,000 Ordinary shares of the Company, NIS 0.04 nominal value each at an exercise price of USD $0.35, subject to 4 year vesting schedule of 25% each year commencing fromFebruary 1, 2003. The execution of issuance of such options is subject to approval of the Company's shareholders and the execution of an agreement between the Company and Mr. Reuveni.

It is proposed that the following resolution be adopted:

"To approve granting Mr. Moshe Reuveni options to purchase 100,000 Ordinary shares of the Company, NIS 0.04 nominal value each at an exercise price of $0.35 per share, subject to 4 year vesting schedule of 25% each year."

V    PROPOSAL NO. 5- FINANCIAL STATEMENTS, AUDITORS' AND DIRECTORS' REPORTS

The Company will distribute at the Meeting the Financial Statements, Auditors' Report and the Directors' Report for the fiscal year ended December 31, 2002, and present the Company shareholders with certain highlights thereof.

It is proposed that the following resolution be adopted:

"The Auditors' Report, the Financial Statements and the Directors' Report for the fiscal year 2002 have been presented, received and considered by the Meeting."


VI   PROPOSAL NO. 6 - APPROVAL OF RE-APPOINTMENT OF AUDITORS

The Company's Board of Directors has proposed that the accounting firm of Kost, Forer & Gabbay be re-appointed as independent auditors until the next annual general meeting of the Company's shareholders. In addition, the Company's Board of Directors is to be authorized to fix the remuneration of the auditors in accordance with the extent and nature of their services.

It is proposed that the following resolution be adopted:

"Kost, Forer & Gabbay, a Member of Ernst & Young Global, is hereby re-appointed as Independent Auditor of the Company until the next annual general meeting of the Company's shareholders and the Board of Directors of the Company is hereby authorized to determine its remuneration."



VII PROPOSAL NO. 7 ADOPTION OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION REGARDING INDEMNIFICATION AND INSURANCE OF OFFICE HOLDERS.


Pursuant to the Israeli Companies Law, 1999, a company can insure and/ or indemnify it's Office Holders in respect of such Office Holder's action or omission within his service while acting as an Office Holder of the Company. Such obligation to indemnify and/ or insure the directors' needs to be specified in the Company's Articles of Association. The term "Office Holder" means (i) Director, C.E.O, Assistant director general, Business manager and assistant to business manager; (ii) Any replacer to the positions as detailed in sub-clause
(i) or any officer, which is functioning in any of the positions stated in sub-clause (i); or (iii) Any other officer which is subordinate directly to the CEO.

The Company's Board of Directors proposes that the following amendment to the Company's Articles of Association (Clauses No. 110-113) be approved by shareholders in order to allow the Company to provide liability insurance and indemnification to its Office Holders in accordance with the following provisions:

"110. EXEMPTION FROM DUTY OF CARE

     Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve and undertake in advance to exempt any Office Holder (as such term is defined in the Companies Law and including Directors), from all or part of such Officer Holder's or Director's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's or Director's duty of care towards the Company.

111. INDEMNIFICATION

     (a) Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Office Holder (as such term is defined in the Companies Law and including Directors) to the fullest extent permitted by the Companies Law.

     (b) Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Officer Holder in such Officer Holder's capacity as an Officer Holder of the Company:

          (i) a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or in an arbitration decision that was approved by a court of law; and

          (ii) reasonable legal expenses, including attorney's fees, which the Office Holder incurred or with which the Officer Holder was charged by a court of law, in a proceeding brought against the Officer Holder, by the Company or on behalf of the Company or by any other person, or in a criminal prosecution in which the Officer Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

     (c) Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify a Company's Officer Holders for those liabilities and expenses described in Article 44 (b), provided that (i) in the opinion of the Board of Directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, and (ii) the Board of Directors shall set a limit to the amounts for such indemnification, which is reasonable under the circumstances.

112. INSURANCE

     (a) Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity, with respect to each of the following:

          (i) Violation of the duty of care of the Office Holder towards the Company or towards another person;

          (ii) Breach of the fiduciary duty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the action in question does not prejudice the Company's interests; and

          (iii) A financial obligation imposed on the Office Holder for the benefit of another person.

     (b) The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and the Companies Law.

113. QUALIFICATIONS:

     Articles 110, 111 and 112 (a) shall not apply under any of the following circumstances:

          (i) a breach of an Office Holder's fiduciary duty, unless the Officer Holder acted in good faith and had reasonable grounds to assume that the action in question did not prejudice the Company's interest;

          (ii) a grossly negligent or intentional violation of an Office Holder's duty of care;

          (iii) an intentional action by an Office Holder in which such Officer Holder intended to reap a personal gain unlawfully; and

          (iv) a fine or ransom levied on an Office Holder."

In light of the aforementioned, it is proposed that the following resolution be adopted:

"To amend the clauses 110-113 of the Company's Articles of Association according to version detailed above".

VIII PROPOSAL NO. 8 - APPROVAL OF A PROPOSAL TO PROVIDE OFFICE HOLDER LIABILITY
     INSURANCE TO OFFICE HOLDERS OF THE COMPANY PURSUANT TO THE PROVISION OF ISRAELI LAW AND THE COMPANY'S ARTICLES OF ASSOCIATION.

The Company's Board of Directors proposes that the Company shall provide office holder liability insurance to Office Holders of the Company pursuant to an officeholder liability insurance policy ("the Insurance Policy") which shall be subject to the following terms and conditions as well as to the provisions of Israeli Law and the Company's Articles of Association:

The insurance shall be effective as of June 1, 2003 and thereafter.

The Insurance Policy shall cover the Company and each Office Holder throughout the full period of his or her service as an Office Holder of the Company as well as unlimited retroactive cover. The Insurance Policy shall provide a ceiling of $2,500,000 insurance coverage for all claims that were submitted against any Office Holder subject to retention between $50,000-$350,000 according to the specific claim.

The Company's audit committee and the board of directors have approved the term of the Insurance Policy subject to the approval of the Company's shareholders.

In light of the aforementioned, it is proposed that the following resolution be adopted:

"To approve a proposal to provide Office Holder liability insurance to Office Holders of the Company pursuant to the provision of Israeli Law and the Company's Articles of Association".


THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED, AND RECOMMENDS A VOTE IN FAVOR OF EACH OF THE FOREGOING PROPOSALS.


By order of the Board of Directors


Daniel Kropf
Chairman of the Board of Directors

November 18, 2003

                                                                    EXHIBIT 99.2
                          HEALTHCARE TECHNOLOGIES LTD.

           THIS PROXY IS SOLICITED FROM HOLDERS OF THE ORDINARY SHARES
                       ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of HEALTHCARE TECHNOLOGIES LTD. (the "Company") does hereby appoint Messrs. Daniel Kropf, Yacob Ofer, Israel Amir and Rolando Eisen, and each of them severally, with full power of substitution and revocation, to vote all of the Ordinary shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on December 18, 2003, and at any adjournment thereof, upon:

1. Election of two Class C Directors and two Class A Directors, to serve as such pursuant to the Company's Articles of Association.


     FOR ALL NOMINEES LISTED BELOW     [_]           WITHHOLD AUTHORITY      [_]

     (except as marked to be contrary below) to vote for all nominees listed below:

     MESSRS. ROLANDO EISEN AND ELIEZER HELFAN, AS CLASS C DIRECTORS, AND MESSRS. ETHAN RUBINSTIEN AND MOSHE REUVENI AS CLASS A DIRECTORS.

     INSTRUCTIONS: TO WITHHOLD AUTHORITY FOR ANY INDIVIDUAL NOMINEE, STRIKE OUT THAT NOMINEE'S NAME FROM THE NAMES PROVIDED ABOVE.


2. Election of Mr. Elan Penn to serve as a new External Director to the Company pursuant to the Israeli Company Law, 1999.

     FOR  [_]                 AGAINST   [_]                ABSTAIN  [_]

3. Approval of the terms of Mr. Moshe Reuveni's compensation as the Company's Chief Executive Officer.


     FOR  [_]                 AGAINST  [_]                 ABSTAIN  [_]

4. Approval of granting of options to Mr. Moshe Reuveni, the Company's Chief Executive Officer and a member of the Board of Directors, to acquire 100,000 ordinary shares of the Company as described in the Proxy Statement.

     FOR  [_]                 AGAINST  [_]                 ABSTAIN  [_]

5. Receipt of Financial Statements, Auditors' and Directors' reports for the fiscal year 2002.


     FOR  [_]                 AGAINST  [_]                  ABSTAIN  [_]


6. Re-appointment of Kost, Forer & Gabbay, as the Company's Auditors until the next annual general meeting of the Company's shareholders, and authorizing the Company's Board of Directors to determine their remuneration.


     FOR  [_]                 AGAINST  [_]                  ABSTAIN  [_]


7. Approval of adoption of an amendment to the Company's Articles of Association regarding indemnification of Directors and Office Holders.

     FOR  [_]                 AGAINST  [_]                  ABSTAIN  [_]


8. Approval of the proposal to provide Office Holder liability insurance to Office Holders of the Company pursuant to the provisions of Israeli Law and the Company's Articles of Association.

     FOR  [_]                 AGAINST  [_]                  ABSTAIN  [_]

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDERS. IF NO OTHER DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 8.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: _______________________________________

Signature: __________________________________

Signature: __________________________________

(Please sign exactly as your name appears above. If share is owned in joint names, each joint owner must sign. If signing as executor, administrator, trustee, attorney or guardian, or as an officer of a corporation or general partner of a partnership, please also give your full title)

PLEASE SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.


                                       2